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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Padgett                           Nick
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                       150 N. Michigan Avenue, Suite 3400
--------------------------------------------------------------------------------
                                    (Street)

   Chicago                            IL                 60601
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                           INFORTE CORP. (INFT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


                                   March, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                           Chief Financial Officer
                           -----------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or    Price     (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          03/13/02(1)    M               100,000     A     $0.24
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          03/13/02       M                50,000     A     $0.24
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          03/12/02(2)    S                30,000     D     $10.35    720,000       D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option        01/25/02                                          Common
(right to buy)      $0.24      (1)    A    V   100,000       01/25/02 12/31/07 Stock     100,000          0         D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                                                          Common
(right to buy)      $0.24    03/13/02 M               25,000 12/31/00 12/31/07 Stock      25,000          0         D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                                                          Common
(right to buy)      $0.24    03/13/02 M               25,000 12/31/01 12/31/07 Stock      25,000          0         D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                                        01/25/02          Common
(right to buy)      $0.24    03/13/02 M              100,000   (1)    12/31/07 Stock     100,000          0         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Explanation of Responses:

1. In 1997 the reporting person was granted an option to purchase 100,000 shares of common stock. The option vests in one installment on January 25, 2002 subject to certain performance criteria being met. The performance criteria were met resulting in vesting of the option as to all 100,000 shares.
2. Option related sale. Sale proceeds used to pay alternative minimum tax from option exercise on March 13, 2002. If option exercise did not occur, sale would not have occurred.





       /s/ Nick Padgett                                       April 2, 2002
---------------------------------------------            -----------------------
      Nick Padgett                                                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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